

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

January 27, 2010

Henry E. Cartwright
President
Healthy Fast Food, Inc.
1075 American Pacific, Suite C
Henderson, Nevada 89074

> **Re: Healthy Fast Food, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 31, 2009**
> **File No. 333-164096**

Dear Mr. Cartwright:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the outstanding comment issued in our letter dated June 12, 2009 regarding the post-effective amendment to Form S-1 filed on June 4, 2009 and that this post-effective amendment was never declared effective. The Form S-1 that was declared effective on March 18, 2008 contained financial statements dated December 31, 2007. A prospectus must be updated by post-effective amendment or via incorporation by reference if it is in use beyond nine months after its effective date and if the audited balance sheet is more than 16 months old.

See Rule 427 of Regulation C under the Securities Act. Please confirm that you did not use the Form S-1 declared effective on March 18, 2008 after the date after which financials were no longer updated.

2.   Please also tell us whether you intend withdraw the registration statement referred to in the prior comment or take some other action.

3.   Please provide a basis for qualitative statements made throughout the prospectus regarding your business or the industry, such as "growing demand for foods with lower-fat and better nutritional content" and "recent growth in the frozen yogurt industry" on page four and "demand for high-quality healthy foods, in particular healthy fast foods, is increasing," "growing demand for healthy food," and "large and growing" frozen yogurt industry on page 24. Additionally, we note that statements regarding the growth of the frozen yogurt industry are based on The U.S. Market for Ice Cream and Related Frozen Desserts report published in 2007. Please revise to provide a more up-to-date source of information.

4.   Provide an explanation of what the graphics mean to you. To the extent the graphics represent facilities not actually owned by you, please remove them.

Registration Statement Cover Page

5.   Please revise footnote 3 to the fee table to track the requirements of Rule 416, namely that you are registering an additional indeterminate number of securities as may become issuable pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

Outside Front Cover Page of Prospectus

6.   Please provide a price at which you intend to sell the units.

7.   Please clarify that there is no guarantee that the common stock and Class C warrants underlying the units will be quoted separately 30 days after the date of the prospectus.

Prospectus Summary, page 4

8.   Revise the forepart of your summary to disclose your losses and assets for the most recent fiscal year reported and stub period. Also briefly describe the transactions and timing of your acquisition of U-Swirl and your short experience with "Fresh and Fast."

9. You state that you “anticipate signing area development agreements or franchise agreements for areas in California and Nevada in 2010.” Please state the status of the negotiations of these agreements. Also, briefly explain what such an agreement provides.

Risk Factors, page 7

10. Please remove the statement that “you should carefully review our filings with the Securities and Exchange Commission and other disclosures made by us which describe additional risk factors.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

11. We note that your working capital has decreased from $3,297,263 as of December 31, 2008 to $587,591 as of September 30, 2009. Please include a risk factor addressing your current financial position.

12. Revise to discuss the impact of the current global economic downturn on consumers’ discretionary budgets, especially as it relates to restaurant spending.

We expect to incur losses in the near future, page 9

13. Revise to quantify the expected near term added capital expenditures.

Forward Looking Statements, page 13

14. Please revise to remove the statement that you do not take responsibility for the accuracy or completeness of forward looking statements. Although forward looking statements may be identified as such and you may not have an obligation to make correcting updates, such a broad disclaimer of disclosure responsibility is inappropriate.

Use of Proceeds, page 14

15. Please expand your use of proceeds section to discuss the number of additional cafes that you plan to open. Discuss how the proceeds are to be allocated across this expansion.

Market for Common Equity and Related Stockholder Matters, page 16

16. Revise as appropriate to disclose whether low trading volume may reflect upon the numbers provided.

Management's Discussion and Analysis, page 18

Year Ended December 31, 2008, page 19

17.   Please explain what services were provided by the investor relations firm discussed on page 19.

Liquidity and Financial Condition, page 20

18.   We note the disclosure in your "Plan of Operations" that you "plan to have 30 to 50 U-Swirl cafes operating by the end of 2010." Please explain the demands on liquidity that will accompany the implementation of this growth strategy. Discuss expenditures such as construction, equipment purchases, and hiring employees, the timing of such demands, the amount of the funding required, the expected sources of funding and the impact on the company if the funding cannot be obtained. Please also discuss your planned sources of capital to pay your lease commitments.

Business, page 24

19.   Please disclose the sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

20.   We note that you have securities registered pursuant to 12(g) of the Securities Exchange Act of 1934. Please disclose that you file reports with the Securities and Exchange Commission. Identify the reports and other information you file with the Commission. See Item 101(h)(5)(ii) of Regulation S-K.

21.   On page 26 you discuss your strategy to "to contact individuals or entities that have previously developed franchises with our management team in other concepts." You refer to Blockbuster Entertainment, Taco Boy, Olde English Fish and Chips, Mom's Ice Cream, Pizza Hut, Papa John's, and Hallmark. Please remove references to such companies unless you have entered into agreements with these companies.

22.   In addition, discuss whether Henry Cartwright maintains current contacts with former franchisees and if these contacts are maintained by Terry or Dana Cartwright or other officers and directors of the company.

23.   Please discuss the continued operating losses of your EVOS restaurants and the closing of your Fresh and Fast restaurants in light of your disclosure on page 24 that you believe "demand for high-quality healthy foods, in particular healthy fast foods, is increasing."

Management, page 30

24.   Please clearly disclose the business experience during the past five years for
        Phillip deMena. Additionally, clarify the "brief period" during which Jeff D.
        Burton did not serve as the Chief Financial Officer of Pulse Systems, Inc.

Executive Compensation, page 33

25.   Please provide updated 2009 executive compensation information in your next
        amendment.

26.   In a narrative disclosure to the summary compensation table please disclose the
        material terms of the stock options granted to Henry E. Cartwright, including the
        number of options granted and the date of exercisability. See Item 402(o)(4) of
        Regulation S-K.

27.   Please tell us why it appears that the same options are listed as both "Exercisable"
        and "Unexercisable" in the Outstanding Equity Awards at Fiscal Year-End table.
        We note that footnote one to the table indicates that the "Unexercisable" options
        vested on March 1, 2009.

28.   Please tell us when you began paying the monthly compensation disclosed on
        page 34 to Henry E. Cartwright, Ulderico Conte, and Terry A. Cartwright.
        Additionally, please file these employment agreements as exhibits to your next
        amendment.

Equity Compensation Plan, page 37

29.   We note that you have chosen to provide disclosure pursuant to Item 201(d) of
        Regulation S-K. Please update the equity compensation plan information as of
        the end of the most recently completed fiscal year. See Item 201(d)(1).

Certain Relationships and Related Transactions, page 37

30.   We note the outstanding comment on your post effective amendment to Form S-1
        filed on June 4, 2009. Please disclose here, and in the related section of the
        summary on page 4, your valuation of the use of the Henderson, Nevada location
        for training purposes. Because no formal valuation was performed, as you
        represented in your letter to the staff on June 4, 2009, please specifically disclose
        that fact, and provide an explanation of the perceived value by you in these
        sections.

31.   In this section please disclose any material underwriting discounts and
        commissions upon the sale of the securities by Paulson Investment Company, Inc.
        See Instruction 1 to Item 404(d).

32.   Please disclose the employment arrangements and compensation for Terry and
        Dana Cartwright, the children of Henry E. Cartwright.

Description of Securities, page 39

33.   We note reference in this section to preferred stock, class A and B warrants,
        underwriter's warrants, warrants to an investor relations firm, "other warrants,"
        the 2007 Stock Option Plan, "authorized but unissued shares," and undesignated
        preferred stock. Please clarify to identify the securities that are being registered.

34.   Please provide the disclosure required by Item 202(c) of Regulation S-K.

35.   Please provide the disclosure required by Instruction 4.A and C to Item 202.

Recent Sales of Unregistered Securities, page II-2

36.   For each transaction for other than cash state the value of the consideration
        received. This applies to transactions involving services and the September 30,
        2008 transaction for the U-Swirl frozen yogurt concept.

37.   Please state the exemption from registration claimed for the November 2009
        transaction for 21,244 shares of common stock.

38.   We note the Form D filed on November 9, 2009 giving notice to securities sold in
        the amount of $105,305 to seven investors. You indicate on page II-2 that from
        October 2009 through November 2009 securities in the amount of $176,250 were
        sold to 11 investors pursuant to Rule 506 to Regulation D. Please revise to
        correct this apparent conflict or advise.

Consolidated Financial Statements

39.   Please revise your audited financials to reflect discontinued operations. See
        FASB ASC 205-20-45-1 through 45-3. Additionally, please revise your MD&A
        to discuss your results of operations on a discontinued operations basis.

Exhibits

40.   Please file as an exhibit to your next amendment the area development agreement
        for the development of 23 cafes in the Phoenix metropolitan statistical area, as
        disclosed on page 24.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding these comments may be directed to John Dana Brown at (202) 551-3859 or Amanda Ravitz at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Fay M. Matsukage, Esq
        Fax: (303) 777-3823